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GAIKOKUHO JIMU BENGOSHI JIMUSHO

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tsaito@stblaw.com

December 26, 2012

BY EDGAR

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	SEC Comment Letter dated December 10, 2012 to Mizuho Financial Group, Inc.

Dear Mr. West:

We are writing this letter on behalf of our client Mizuho Financial Group, Inc. (“Mizuho,” which term shall also include its consolidated subsidiaries, as the context may require), in response to your letter, dated December 10, 2012, addressed to Mr. Yasuhiro Sato, as Chief Executive Officer of Mizuho, requesting information regarding Mizuho’s annual report on Form 20-F for the fiscal year ended March 31, 2012 (the “Form 20-F”) filed on July 23, 2012.

Mizuho has instructed us to respond to your inquiries as set forth below in this letter. Each response follows the text of the paragraph of your letter to which it relates.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5 - Operating and Financial Review and Prospects, page 46

Loan Modifications, page 90

1.	We note your response to prior comment 1 in our letter dated September 21, 2012. In future filings please revise your proposed footnote disclosure to also disclose total small balance, homogeneous loan that were collectively evaluated for impairment and included in impaired loans and include a similar footnote on page F-37.

Mr. Hugh West

Accounting Branch Chief

December 26, 2012

Response

In light of the Staff’s comment, in future filings, to enhance clarity of the disclosure, Mizuho will include a footnote for the tabular disclosure both on page 92 and page F-37 substantially as follows:

“The allowance for loan losses on impaired loans includes those for groups of small balance, homogeneous loans totaling ¥—— billion which were collectively evaluated for impairment, in addition to those that were individually evaluated for impairment.”

Liquidity, page 98

2.	We note your response to prior comment 2 in our letter dated September 21, 2012. Please revise your future filings to address the following in your liquidity disclosures:

•

Disclose the minimum regulatory reserve amounts that you exclude from your liquidity reserve asset levels in an effort to be transparent on the amount of the Japanese government bonds you hold to meet the regulatory reserve compared to those in excess used as liquidity reserve assets.

•

Tell us and disclose whether your cash flow conditions have been at “cause for concern” or “critical” categories during the periods presented. If you did have “critical” cash flow conditions during the most recent period, disclose the actions you took to rectify the condition.

•

You state on page 168 that you have a system in place so you can respond smoothly in the event of emergency situations that affect your funding. Tell us and disclose the markets or other sources of liquidity you have available to you during emergency situations.

Response

•

According to Mizuho, the minimum regulatory reserve amounts that it excludes from liquidity reserve asset levels are the reserve amounts deposited by Mizuho’s principal banking subsidiaries with the Bank of Japan pursuant to applicable regulations. The required reserve amount is calculated as a specified percentage of the amount of deposits held by the principal banking subsidiaries. The balance of the required reserve amount as of March 31, 2012 was approximately ¥0.9 trillion. Because this amount is relatively low compared to the total balance of Japanese government bonds of ¥32.6 trillion held as of such date, and because Mizuho does not believe the small size of the reserve amount relative to its total balance of Japanese government bonds will change significantly in the foreseeable future, Mizuho respectfully believes that the disclosure of quantitative information relating to the reserve amount would not be particularly meaningful to readers.

Mr. Hugh West

Accounting Branch Chief

December 26, 2012

However, in light of the Staff’s comment, Mizuho will revise the proposed disclosure language set forth in response #2 in our letter dated October 11, 2012, which it originally proposed to insert above the last paragraph under the heading “Liquidity” (page 99 in the Form 20-F) in future filings, so that the nature of the minimum regulatory reserve amounts is clearly disclosed (revisions from the October 11, 2012 letter shown in italics):

“In order to maintain an appropriate level of liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the monthly ALM & market risk management committee. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We have established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “normal” to “cause for concern” and “critical” categories and take appropriate actions based on such conditions. As of March 31, 2013, the balance of Japanese government bonds included within our investments was ¥— trillion [note: the balance as of March 31, 2012 was ¥32.6 trillion] (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.”

•

During the periods presented, there have not been any periods when Mizuho has experienced problems with respect to its cash flow situation. While Mizuho has been carefully monitoring its cash flow situation in light of the European financial crisis and has at times taken a more conservative approach to cash flow management taking the external environment into account, liquidity reserves have been maintained at a high level, and there have been no significant issues relating to the group’s cash flow. Because Mizuho has not experienced any cash flow problems during the periods presented, Mizuho respectfully does not believe that the disclosure of its past cash flow-related actions would be appropriate.

•

In light of the Staff’s comment, Mizuho will replace the last sentence of the last paragraph under the heading “Liquidity Risk Management Structure—Liquidity Risk Management of the Mizuho Group” (page 168 in the Form 20-F) with the following sentence:

“In addition, we have established a plan of operations so that we may respond swiftly in emergency situations that affect our cash flow under which we will consider measures such as a reduction in the amount of investments made, an expansion of funding from financial markets and deposits, the sale of investment securities and borrowings from the central bank.”

Mr. Hugh West

Accounting Branch Chief

December 26, 2012

Notes to Consolidated Financial Statements, page F-12

Note 1 – Basis of presentation and summary of significant accounting policies, page F-12

3.	We note your response to prior comment 4 in our letter dated September 21, 2012 that you do not consolidate DIAM because you own 50% of the voting rights and have representatives that make up 50% of the Board of Directors. Please describe the terms of the DIAM agreement with Dai-ichi and address all the considerations, including significant influence and in-substance common stock, referenced in ASC 323-10-15 that could trigger consolidation of the entity.

Response

DIAM is a joint venture of Mizuho and Dai-ichi, and each side has agreed with the other regarding their involvement in the management of DIAM, specifically covering the following aspects:

Regarding “representation on the board of directors” referenced in ASC323-10-15, each of Mizuho and Dai-ichi has the right to appoint the same number of its respective representatives to DIAM’s board of directors. In respect of “participation in policy-making process” referenced in ASC323-10-15, all important matters in the management of DIAM, including the establishment of or the change in management policy, require the agreement of both joint venture parties (Mizuho and Dai-ichi), meaning that Mizuho is not able to make those decisions by itself.

Additionally, regarding the other considerations relating to the ability to exercise significant influence addressed in ASC323-10-15, such as “material intra-entity transactions,” “interchange of managerial personnel” and “technological dependency,” there are no circumstances that indicate that Mizuho has significant influence over DIAM, according to Mizuho. Furthermore, there are no DIAM shareholders other than Mizuho and Dai-ichi, and therefore, Mizuho does not need to consider ownership by another investor in determining its ability to exercise significant influence.

Other than its ownership of 50% of DIAM’s common stock, Mizuho does not hold any investment in DIAM thereby confirming that Mizuho does not hold any in-substance common stock.

After analyzing the conditions that could trigger consolidation of the entity as set forth above, Mizuho concluded that DIAM should be treated as an equity-method affiliate.

* * *

If we can be of any assistance to you in connection with your review of the responses above, please do not hesitate to contact, by fax (+81-3-5562-6202) or by email, the undersigned (tsaito@stblaw.com).

Very truly yours,

/s/ Takahiro Saito

Takahiro Saito

cc:	Mizuho Financial Group, Inc.

Mr. Yasuhiro Sato